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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*

                         Northern Border Partners, L.P.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    664785102
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 August 6, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


--------------------------------------------------------------------------------
    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

           Cub Investment, LLC
           74-2994491
           .....................................................................
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
                ................................................................

           (b)  X
                ................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only
                ................................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
--------------------------------------------------------------------------------
                           5.     Sole Voting Power     560,456 Common Units
  Number of Shares                                      ........................
  Beneficially Owned      ------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:                                       ...........................
                          ------------------------------------------------------
                           7.     Sole Dispositive Power    560,456 Common Units
                                                            ....................
                          ------------------------------------------------------
                           8.     Shared Dispositive Power
                                                           .....................
--------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   560,456 Common Units
                   .............................................................

 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                   (See Instructions)
                                     ...........................................

 11.        Percent of Class Represented by Amount in Row (9)   1.3%
                                                               .................
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------







                               Page 2 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------

--------------------------------------------------------------------------------
    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

           Haddington/Chase Energy Partners (Bear Paw) LP
           76-0630886
           .....................................................................
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
               .................................................................

           (b) X
               .................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only
                       .........................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
--------------------------------------------------------------------------------
                           5.     Sole Voting Power     131,140 Common Units
  Number of Shares                                     .........................
  Beneficially Owned     -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:                                         .........................
--------------------------------------------------------------------------------
                           7.     Sole Dispositive Power    131,140 Common Units
                                                      ..........................
--------------------------------------------------------------------------------
                           8.     Shared Dispositive Power
                                                         .......................
--------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting Person
                          131,140 Common Units
                          ......................................................

 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                         (See Instructions)
                                           .....................................

 11.        Percent of Class Represented by Amount in Row (9)   less than 1%
                                                               .................
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


                               Page 3 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


PRELIMINARY NOTE: THE INFORMATION CONTAINED IN THIS AMENDMENT NO. 2 TO SCHEDULE 13G HAS BEEN AMENDED TO REFLECT THE SALE BY THE REPORTING PERSONS OF THE ISSUER'S VOTING SECURITIES. AS A RESULT OF SUCH SALE, THE REPORTING PERSONS OWN LESS THAN 5% OF THE OUTSTANDING VOTING SECURITIES OF THE ISSUER.


ITEM 1.

    (a)  NAME OF ISSUER:
         --------------

         Northern Border Partners, L.P.

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         -----------------------------------------------

         1111 South 103rd Street
         Omaha, Nebraska 68124-1000

ITEM 2.

    (a)  NAME OF PERSON(S) FILING:
         ------------------------

         Cub Investment, LLC

         Haddington/Chase Energy Partners (Bear Paw) LP

         Supplemental information relating to the ownership and control of each of Cub Investment, LLC and Haddington/Chase Energy Partners (Bear Paw) LP is included in Exhibit 2(a) attached hereto.

    (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         -----------------------------------------------------------


         Cub Investment, LLC                    Haddington/Chase Energy Partners
         1221 Avenue of the Americas               (Bear Paw) LP
         New York, New York  10020              2603 Augusta
                                                Suite 1130
                                                Houston, Texas  77057

    (c)  CITIZENSHIP:
         -----------

         The citizenship of each person filing is Delaware.

    (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):
         ----------------------------------------

         Common Units

    (e)  CUSIP NUMBER:
         ------------

         664785102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.



                               Page 4 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


ITEM 4. OWNERSHIP

        CUB INVESTMENT, LLC:                                      HADDINGTON/CHASE ENERGY PARTNERS (BEAR PAW) LP:
        -------------------                                       ----------------------------------------------
        (a)   AMOUNT BENEFICIALLY OWNED:                          (a)  AMOUNT BENEFICIALLY OWNED:
              -------------------------                                -------------------------
              560,456 Common Units                                     131,140 Common Units

        (b)   PERCENT OF CLASS:                                   (b)  PERCENT OF CLASS:
              ----------------                                         ----------------
              1.3%                                                     less than 1%

        (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:       (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              --------------------------------------------             --------------------------------------------

        (i)     560,456 Common Units                                     (i)     131,140 Common Units
        (ii)    Not applicable                                           (ii)    Not applicable
        (iii)   560,456 Common Units                                     (iii)   131,140 Common Units
        (iv)    Not applicable                                           (iv)    Not applicable


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------




                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2001

                                CUB INVESTMENT, LLC

                                By: Haddington Energy Partners LP, Manager

                                By: Haddington Ventures, L.L.C., General Partner

                                By: /s/ J. Chris Jones
                                    --------------------------------------------
                                    Name:  J. Chris Jones
                                    Title: Managing Director










                               Page 6 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2001

                                HADDINGTON/CHASE ENERGY PARTNERS (BEAR PAW) LP


                                By: Haddington Ventures, L.L.C., General Partner


                                By: /s/ J. Chris Jones
                                    --------------------------------------------
                                    Name:  J. Chris Jones
                                    Title: Managing Director














POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 7 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


                                  EXHIBIT 2(A)

ITEM 2.  IDENTITY AND BACKGROUND.

              This statement is being filed by Cub Investment, LLC, a Delaware limited liability company (hereinafter referred to as "Cub"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020, and by Haddington/Chase Energy Partners (Bear Paw) LP (hereinafter referred to as "Haddington/Chase"), whose principal business office is located at 2603 Augusta, Suite 1130, Houston, Texas 77057.

              The managing members of Cub are J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at the same address as Cub, and Haddington Energy Partners LP, a Delaware limited partnership (hereinafter referred to as "Haddington Energy"), whose principal business office is located at the same address as Haddington/Chase.

              JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth on Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

              JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

              Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business, with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

              Haddington Energy is a limited partnership formed for the purpose of investing in energy infrastructure and technology related companies. The general partner of Haddington Energy is Haddington Ventures, L.L.C., a Delaware limited liability company (hereinafter referred to as "Haddington Ventures"), whose principal business office is located at the same address as Haddington Energy. Haddington Ventures is a private equity fund manager for energy infrastructure and technology related investments. The managing members of Haddington Ventures are Larry W. Bickle, J. Chris Jones and John A. Strom, each of whom is a United States citizen. The principal business occupation of each managing member of Haddington Ventures is to serve as a principal and a managing member of Haddington Ventures.

              The general partner of Haddington/Chase is Haddington Ventures. JPMP (23A SBIC) is a limited partner of Haddington/Chase.


                               Page 8 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                                            EXECUTIVE OFFICERS(1)
                                            ------------------

President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          Dr. Dana Beth Ardi*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          David L. Ferguson*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Alfredo Irigoin*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Peter Reilly*
Managing Director                          Faith Rosenfeld*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
 Secretary                                 Anthony J. Horan**
Assistant Secretary                        Robert C. Caroll**

---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.




                               Page 9 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------



Assistant Secretary                        Denise G. Connors**

                                    DIRECTORS

                               Jeffrey C. Walker*
















-----------------
 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 10 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------



                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr. *
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**

                                   DIRECTORS(1)

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer               Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.          President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns               Chairman of the Board and
                                  Chief Executive Officer
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida  33166
--------------------------------------------------------------------------------





-------------------
(1) Each of the persons named below is a citizen of the United States of America.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.





                               Page 11 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------



                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
H. Laurence Fuller              Co-Chairman
                                BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois  60563
--------------------------------------------------------------------------------
 William H. Gray, III           President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.       President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan               Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                                New York, New York  10036
--------------------------------------------------------------------------------
 John R. Stafford               Chairman, President and
                                  Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey  07940

--------------------------------------------------------------------------------
 Douglas A. Warner III          Chairman of the Board
                               J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman           Professor of Business Administration
                                  and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------







                               Page 12 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

    Chairman of the Board                             Douglas A. Warner, III*
    President and Chief Executive Officer             William B. Harrison Jr. *
    Vice Chairman                                     Geoffrey T. Boisi*
    Vice Chairman                                     David A. Coulter*
    Managing Director                                 Ramon de Oliveira*
    Director of Human Resources                       John J. Farrell*
    Vice Chairman                                     Walter A. Gubert*
    Managing Director                                 Thomas B. Ketchum*
    Director of Corporate Marketing                   Frederick W. Hill*
      and Communications                              Donald H. Layton*
    Vice Chairman                                     James B. Lee Jr. *
    Vice Chairman                                     William H. McDavid*
    General Counsel                                   Marc J. Shapiro*
    Vice Chairman                                     Jeffrey C. Walker**
    Managing Partner


                                  DIRECTORS(1)

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                          Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           One John Deere Place
                                           Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                          Chairman and Chief Executive Officer
                                           Bechtel Group, Inc.
                                           P.O. Box 193965
                                           San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                     President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, New York  10019
--------------------------------------------------------------------------------





---------------
(1) Each of whom is a United States citizen.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC, Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 13 of 14 pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                     --------


                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                   Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board and
                                         Chief Executive Officer
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                    Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                        President
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.              President and Chief Executive Officer
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                        Chairman of the Board and Chief
                                         Executive Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                      Chairman, President and Chief
                                         Executive Officer
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                         Former Chairman of Board and Chief
                                         Executive Officer of Maytag
                                       13338 Lakeshore Drive
                                       Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III                 Chairman of the Board
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration
                                         and Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------






                               Page 14 of 14 pages